Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with its corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Wednesday April 22, 2020 at 10:30 a.m. (Amsterdam time) at the offices of NautaDutilh N.V. at Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires that the Board of Directors prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2019 will be discussed at the annual general meeting of shareholders.

Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2019 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 3 (voting item):

The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries.

Due to the international nature of the Company’s business, the annual accounts for the financial year 2019 have been prepared in the English language, which is permitted under Article 2:362 of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 4 (for discussion):

The Board of Directors has determined that the entire 2019 profit shall be reserved and that no profits shall be distributed as dividends to the shareholders. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, noting that this policy may be reconsidered in the future. Any reconsideration of this policy will depend on the Company’s future earnings and capital needs, the Company’s operating and financial condition, and other factors that the Board of Directors may deem relevant.

The Board of Directors continuously assesses the best use of the Company’s capital, including aircraft purchases, acquisitions, deleveraging, and return of capital to the Company’s shareholders through share repurchases and/or dividend

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payments, if any. In 2019, the Company repurchased approximately 12 million of its own shares, including approximately 2.4 million shares that the Company repurchased from Waha, a prior significant shareholder in the Company. These share repurchases were conducted at arm’s length and in accordance with the authorizations granted at the annual general meetings of shareholders in 2018 and 2019. Further share repurchases have been completed since January 1, 2020. The Company recently announced a new share repurchase program, which will run through June 30, 2020 and will allow additional share repurchases of up to US$ 250 million until such date. The timing of repurchases and the exact number of shares to be repurchased will - within the scope of the authorizations granted by the Company's general meeting of shareholders in this respect - be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 5 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2019 financial year. Such release only applies to matters that are disclosed in the Company’s annual accounts or have otherwise been disclosed to the Company's general meeting of shareholders prior to the resolution to release.

Agenda item 6:

In 2020, the appointment term of four of our Non-Executive Directors will end, including the appointment term of Mr. Pieter Korteweg, the Chairman of the Company’s Board of Directors. Mr. Korteweg has decided to retire from the Board of Directors with effect from the close of the annual general meeting of shareholders (April 22, 2020). We are extremely grateful for his excellent work and valuable contributions during his years of service, noting that, under Mr. Korteweg’s chairmanship, the Company has become the industry leader and delivered exceptional financial performance.

The Board of Directors proposes to renew the term of three Non-Executive Directors, including Mr. Paul Dacier, who currently serves as Vice-Chairman of the Board of Directors, to continue to benefit from their experience and expertise. The Board of Directors has appointed Mr. Dacier as Chairman of the Board of Directors, succeeding Mr. Korteweg with effect from the close of the annual general meeting of shareholders (April 22, 2020), subject to Mr. Dacier’s re-appointment as Non-Executive Director of the Company by the general meeting of shareholders, as proposed under agenda item 6a.

Agenda item 6a (voting item):

It is proposed that Mr. Paul T. Dacier be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company's 2022 annual general meeting of shareholders. As noted, Mr. Dacier will be Chairman of the Company’s Board of Directors with effect from the close of this meeting, subject to adoption by the general meeting of shareholders of this proposal for his reappointment as Non-Executive Director of the Company.

Mr. Dacier has been a Non-Executive Director of the Company since May 2010 and Vice-Chairman of the Board of Directors since 2013. Mr. Dacier is also the general counsel at Indigo Agriculture, a privately held start-up company, and he

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is on the Board of Directors of Progress Software Inc. (a software application development company). Until 2016, Mr. Dacier was Executive Vice President and General Counsel of EMC Corporation (an information infrastructure technology and solutions company), where he worked in various positions from 1990. He was a Non-Executive Director of GTY Technology Holdings Inc. from October 2016 until November 2019 and a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990. Mr. Dacier received a B.A. in history and a J.D. in 1983 from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

The Board of Directors believes Mr. Dacier’s extensive experience as an executive, his board experience with other companies and his tenure with the Company as a Non-Executive Director and as Vice-Chairman of the Board of Directors are a solid foundation for success in his new role as Chairman of the Board of Directors, and that the Company would greatly benefit from his continued service.

Agenda item 6b (voting item):

It is proposed that Mr. Richard M. Gradon be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company's 2022 annual general meeting of shareholders.

Mr. Gradon has been a Non-Executive Director of the Company since May 2010. He is also a Non-Executive Director of Exclusive Hotels. Mr. Gradon was a Non-Executive Director of Genesis from November 2007 until the date of its amalgamation with AerCap International Bermuda Limited in March 2010. He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (P&O), where he was a main Board Director from 1998 until its takeover in 2006. His roles at P&O included the group commercial & legal director function and he served as Chairman of P&O's property division. Mr. Gradon served on the board of The Wimbledon Tennis Championships from 2005 to 2019 and on the board of Grosvenor Limited from 2007 to 2015. In addition, Mr. Gradon served as Chairman of La Manga Club, Spain, and Chief Executive Officer of the London Gateway projects. Mr. Gradon holds an M.A. degree in law from Cambridge University.

The Board of Directors believes Mr. Gradon’s significant legal and corporate governance experience makes him an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 6c (voting item):

It is proposed that Mr. Robert G. Warden be re-appointed as Non-Executive Director of the Company for a period of two years with immediate effect. His renewed term of appointment will end at the close of the Company's 2022 annual general meeting of shareholders.

Mr. Warden has been a Non-Executive Director of the Company since July 2006. He is also Co-Head of Private Equity and Senior Managing Director at Cerberus Capital Management, L.P., which he rejoined in October 2018 after previously working at Cerberus from 2003 to 2012. Mr. Warden has worked in the private equity industry for over 25 years. He was formerly a partner at Pamplona Capital

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Management from 2012 to 2018, and had previously worked in private equity at J.H. Whitney, Cornerstone Equity Investors and Donaldson, Lufkin & Jenrette. Mr. Warden received his A.B. from Brown University.

The Board of Directors believes Mr. Warden’s more than 25 years of financial services and private equity experience makes him an eminent Non-Executive Director. The Board of Directors is confident that, regardless of Mr. Warden’s tenure as Non-Executive Director of the Company, Mr. Warden remains independent in character and judgement and that, given his experience and expertise, the Company would greatly benefit from his continued service.

Agenda item 7 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company's articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company's articles of association.

Mr. Juhas was appointed Chief Financial Officer of the Company in April 2017, following his appointment as Deputy Chief Financial Officer of the Company in 2015. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2014. Prior to joining AIG, Mr. Juhas was a Managing Director at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

Agenda item 8 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company's annual accounts. It is proposed to appoint PricewaterhouseCoopers Accountants N.V. for the audit of the Company's annual accounts for the financial year 2020. The Board of Directors believes that, in view of their continued focus on engagement performance and quality, renewal of the appointment of PricewaterhouseCoopers Accountants N.V. would best serve the Company and its shareholders.

Agenda item 9:

Under Dutch law and article 4, paragraph 1 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued must be specified. Under Dutch law and article 5, paragraph 3 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended for a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary. The

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general meeting of shareholders has most recently made the abovementioned designations, each for a period of eighteen (18) months, at the 2019 annual general meeting of shareholders.

Agenda item 9a (voting item):

It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 22, 2020).

The Board of Directors may use the authorization pursuant to this agenda item 9a for any purpose as it deems fit.

Agenda item 9b (voting item):

It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 9a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company's general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 9c (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that:

a)
the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 22, 2020); and

b)
the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used in connection with mergers and/or strategic alliances and/or acquisitions of a business or a company.

If approved, the authorizations proposed under agenda items 9a and 9c will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for shares in the capital of the Company, up to a maximum of 20% of the Company’s issued

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share capital at the date of such authorizations (April 22, 2020). In case of a merger and/or strategic alliance and/or acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 9c and secondly, if needed, use the authorization pursuant to agenda item 9a.

Agenda item 9d (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 9c, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company's general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 10:

Under article 6, paragraph 1 of the Company's articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company's issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2019 annual general meeting of shareholders.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (April 22, 2020), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)
the closing price of the Company's shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the acquisition of such shares ("Acquisition") is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition ("Binding Commitments") are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3) in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as

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determined by the Board of Directors, of the Company's shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement;

provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%.

Agenda item 10b (voting item):

It is proposed to further authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (April 22, 2020), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)
the closing price of the Company's shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company's shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement;

provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 10b shall thus be conditional upon cancellation of shares pursuant to agenda item 11).

If approved, the authorizations proposed under agenda items 10a and 10b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 11. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from April 22, 2020. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 11.

Agenda item 11 (voting item):

It is proposed by the Board of Directors to reduce the Company's issued share capital through the cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 10, or otherwise (for example through a legal merger or for no consideration).

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Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The number of shares to be cancelled following this resolution will be determined by the Board of Directors or the Company’s Chief Executive Officer. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.

A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

The Board of Directors
March 10, 2020

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